August 24, 2007

James H. Groh
Heritage Management Consultants, Inc.
19 Shelter Cove Lane, #101
Hilton Head Island, South Carolina 29928

Louis A. Bevilacqua, Esq.
Thomas M. Shoesmith, Esq.
Joseph R. Tiano, Jr., Esq.
Thelen Reid Brown Raysman & Steiner LLP
701 8th Street N.W.
Washington D.C. 20001

> **Re: China Ritar Power Corp.**
> **Registration Statement on Form S-1**
> **Filed August 3, 2007**
> **File No. 333-142942**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comment 1. We also note that Pope Investments LLC is an affiliate and is seeking to register more than 25% of the total number of shares being registered for resale. We view large resales by affiliates as an offering by or on behalf of the issuer. Please identify Pope Investments LLC as an underwriter with respect to shares being offered for resale by it and its affiliates, and disclose a fixed price at which those shares will be sold throughout the duration of the offering.

Condensed Consolidated Financial Statements

Quarter ended March 31, 2007

Condensed Consolidated Balance Sheets, page F-1

2.   Please revise to provide a statement of shareholders' equity for the interim period
        or expand the notes to provide clear numerical reconciliations all significant
        changes in equity. Ensure that you address how the number of shares outstanding
        increased from 11,694,663 to 18,954,267 during the interim period.

Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

General

3.   With regards to our previous comments 12, 13, 14 and 15, you have made
        revisions to previously filed financial statements and therefore have restated your
        financial statements for the years ending December 31, 2006, 2005 and 2004.
        Please mark your financial statements for these years and appropriate sections of
        your filing as "restated" and provide a restatement footnote which contains all the
        required disclosure in accordance with SFAS 154.

Note 1. Organization and Basis of Preparation of Financial Statements, page F-27

Shenzhen Ritar Power Co., Limited

4.   We refer to your response to prior comment 16. Please further explain to us why
        the transactions occurring on August 25, 2004, April 11, 2005 and April 29, 2005
        did not require accounting recognition in the financial statements. That is, further
        explain the basis for the conclusion expressed in the last sentence of your
        response.

        As appropriate, please amend your registration statement in response to this
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comment and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at 202-551-3778 or in his absence, Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director